Exhibit 21.1

List of Significant Subsidiaries of Worldwide Excellerated Leasing Ltd.

Name	Jurisdiction
Vanguard Car Rental USA Holdings Inc.	Delaware
Vanguard Car Rental USA Inc.	Delaware
ARG Funding Corp.	Delaware
Alamo Financing, LP	Delaware
International Automotive Group Insurance Company, Ltd.	Bermuda
Vanguard Car Rental International Holdings Sarl	Luxembourg
Vanguard Trademark Holdings S.a.r.l.	Luxembourg
Vanguard Car Rental EMEA Holdings Ltd.	England
Vanguard Rental (Holdings) Limited	England
Vanguard Rental (Group) Limited	England
Vanguard Rental Limited	England
Vanguard Rental (UK) Limited	England